Quartz Mountain Resources Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTHS ENDED APRIL 30, 2017

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1        DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed interim consolidated financial statements of Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") for the six months ended January 31, 2017 and audited consolidated financial statements of Quartz Mountain Resources Ltd. for the year ended July 31, 2016, and related MD&A as publicly filed on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian dollars unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards ("IFRS") and the following disclosure, and associated financial statements, are presented in accordance with IFRS. All comparative information provided is in accordance with IFRS.

For the purposes of the discussion below, date references refer to calendar year and not the Company's fiscal reporting period.

This MD&A is prepared as of June 13, 2017.

1.2        OVERVIEW

The information comprised in this MD&A relates to Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

Quartz Mountain is a company which, most recently, focused on acquiring and exploring mineral prospects in British Columbia. The Company is investigating new opportunities.

During the quarter, Gordon Fretwell resigned as a director of the Company.

1.2.1     Agreements

In January 2016, the Company reached agreement with Hunter Dickinson Services Inc. (“HDSI”) to settle debt owing for services by HDSI. HDSI agreed to forgive debt in the net amount owing at that time of $3,086,089, if Quartz Mountain makes a cash payment of $180,207 and issues 6 million shares to HDSI. Notwithstanding that the TSX Venture Exchange has also approved the transaction with HDSI, settlement of debt by the issuance of the shares and cash payment to HDSI has been deferred and will occur at a mutually agreed date.

1.2.2     Properties

Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is held by Alamos Gold Inc.

1.3        SELECTED ANNUAL INFORMATION

Not applicable.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.4        SUMMARY OF QUARTERLY RESULTS

The following financial data has been prepared in accordance with IFRS and are expressed in Canadian dollars unless otherwise stated.

These amounts are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

	Fiscal Quarter Ended
	April-30	Jan-31	Oct-31	Jul-31	Apr-30	Jan-31	Oct-31	Jul-31
	2017	2017	2016	2016	2016	2016	2015	2015
(Income) Loss for the period	$57	$40	$68	$35	$ (356)	$ 102	$ 126	$ 993
Basic and diluted loss per common share	$0.00	$0.00	$0.00	$0.00	$ (0.01)	$ 0.00	$ 0.00	$ 0.04

1.5        RESULTS OF OPERATIONS

1.5.1     Loss for the quarter

Net loss for the fiscal quarter ended April 30, 2017 was $57,000 compared to a net income of $356,000 for the fiscal quarter ended April 30, 2016.

During the current fiscal quarter, administrative salaries and benefits decreased as the Company continued its focus on conserving cash resources. A breakdown of general and administrative expenses incurred during the quarters ended April 30, 2017 and 2016 is provided in the financial statements for the quarter ended April 30, 2017.

1.6        LIQUIDITY

Historically, the Company's primary source of funding has been the issuance of equity securities for cash through private placements to sophisticated investors and institutions. The Company is in the process of acquiring and exploring mineral property interests. The Company's continuing operations are entirely dependent upon the ability of the Company to obtain the necessary financing to obtain a new project(s), complete exploration and development and find economically recoverable mineral reserves, obtain the necessary permits to mine, as well as establish future profitable production from any mine.

At April 30, 2017, the Company had cash of approximately $236,000 and a working capital deficit of $3 million. Substantially all of the short-term liabilities of $3 million at April 30, 2017 were payable to Hunter Dickinson Services Inc. ("HDSI"). However, a debt settlement agreement has been reached between the Company and HDSI whereby the latter has agreed to receive the Company’s common shares to extinguish substantially all of the aforesaid debt (see 1.2 Overview).

The Company believes that its liquid assets at April 30, 2017 are sufficient to meet its known obligations owing to arm’s length third parties. The Company is actively managing its cash reserves as necessary in order to ensure its ability to meet payments as they come due.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

Additional debt or equity financing will be required to fund additional acquisition, exploration or development programs; however, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows.

1.7        CAPITAL RESOURCES

The Company had no material commitments for capital expenditures as at April 30, 2017.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At April 30, 2017, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

As the Company continues to incur losses in support of activities to obtain and explore a project, Shareholders’ equity has come to be in a deficit position.

1.8        OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9        TRANSACTIONS WITH RELATED PARTIES

Key management personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in the accompanying unaudited condensed interim consolidated financial statements for the quarter ended April 30, 2017 and 2016. These are also available at www.sedar.com.

Hunter Dickinson Inc.

Description of the relationship

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following directors or officers of the Company also have a role within HDSI.

Individual	Role within the Company	Role within HDSI
Ronald Thiessen	President, Chief Executive Officer and Director	Director
Lena Brommeland	Executive Vice President	Employee
Robert Dickinson	Director	Director
Scott Cousens	Director	Director
Michael Lee	Chief Financial Officer	Employee
Trevor Thomas	General Counsel and Corporate Secretary	Employee

The business purpose of the related party transactions

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

As a result of this relationship, the Company has access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients. The Company is also able to eliminate many of its fixed costs, including rent, technology, and other infrastructure which would otherwise be incurred for maintaining its corporate offices.

The measurement basis used

The Company procures services from HDSI pursuant to an agreement dated July 2, 2010. Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services from HDSI are determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

Third party costs are billed at cost, without markup.

Ongoing contractual or other commitments resulting from the related party relationship

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either of the Company or HDSI.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

Transactions and balances

The required disclosure for the transactions and balances with HDSI is provided in the unaudited condensed interim consolidated financial statements for the quarter ended April 30, 2017 and 2016. These are also available at www.sedar.com.

1.10      FOURTH QUARTER

Not applicable.

1.11      PROPOSED TRANSACTIONS

There are no proposed material assets or business acquisitions or dispositions before the Board of Directors for consideration.

1.12      CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a Venture Issuer.

1.13      CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in note 2 of the accompanying unaudited condensed interim consolidated financial statements as at and for the quarter ended April 30, 2017, publicly available on SEDAR at www.sedar.com.

1.14      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying amounts of cash, amounts receivable, accounts payable and accrued liabilities, and balances due to related parties, approximate their fair values due to their short-term nature. The required disclosure is provided in note 13 of the audited consolidated financial statements as at and for the year ended July 31, 2016, publicly available on SEDAR at www.sedar.com. There was no significant change in the Company’s use of financial instruments during the current fiscal year.

1.15      OTHERMD&A REQUIREMENTS

1.15.1    Additional Disclosure for Venture Issuers Without Significant Revenue

(a)	exploration and evaluation assets or expenditures	The required disclosure is presented in Section 1.5 of this MD&A.

(b)	expensed research and development costs	Not applicable

(c)	intangible assets arising from development	Not applicable

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

(d)	general and administration expenses	The required disclosure is presented in Section 1.5 of this MD&A.

(e)	any material costs, whether expensed or recognized as assets, not referred to in paragraphs (a) through (d)	None

1.15.2    Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A:

Number
Common shares	29,299,513

See 1.2 Overview for an agreement between the Company and HDSI for issuance of common share as a debt settlement arrangement.

1.15.3    Internal Controls over Financial Reporting Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

1.15.4    Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

QUARTZ MOUNTAIN RESOURCES LTD.

FOR THE NINE MONTHS ENDED APRIL 30, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.15.5    Limitations of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.16      RISK FACTORS

Please refer to "Risk Factors" discussed in the Company’s MD&A for the year ended July 31, 2016 filed under the Company’s profile on SEDAR at www.sedar.com.